February 4, 2014

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1145
         File Nos. 333-193413 and 811-03763

Dear Mr. Fess:

On January 17, 2014, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1145 (the "Fund"), consisting of a unit investment trust, Rising Rate Equity Portfolio, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page

1.   The name of the Trust includes the term "rising rate." Since the use of this term in the Trust's name may confuse investors, who may mistakenly believe that it implies that the Trust will pay them an increasing amount of dividend income, please revise the name of the Trust to eliminate this potential confusion. Alternatively, please explain to us why the Trust's name is not misleading. We may have further comments after reviewing your response.

Investment Summary — Principal Investment Strategy

2.   The first paragraph of this section states that the Trust invests at least 80% of its assets in equity securities of "United States exchange-listed companies." Please clarify in this section that, as disclosed in the third bullet point of the "Security Selection" section, the Trust's equity securities may include foreign securities of companies that are incorporated in territories of the United States. Please also disclose the risks of investing in these foreign securities in the discussion of the Trust's principal risks.

3.   The final two sentences of the second paragraph are confusing, and provide that "[a] rising rate environment is a period in which a 150 basis point reversal in the U.S. Treasury 10-year yield occurs," and that "[a] reversal is determined when the yield falls by that amount which defines the rising rate period." Please clarify the disclosure in these two sentences.

Investment Summary — Principal Risks

4.   The second bullet point in this section states that the Trust invests in securities issued by small- and mid-capitalization companies. Please disclose in the discussion of the Trust's principal investment strategy that the Trust invests in small- and mid-capitalization companies.

GENERAL COMMENTS

5.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

6.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

7.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel